

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2022

Craig Pommells
Senior Vice President and Chief Financial Officer
Cracker Barrel Old Country Store, Inc.
305 Hartmann Drive
Lebanon, Tennessee 37087-4779

> **Re: Cracker Barrel Old Country Store, Inc.**
> **Form 10-K for the Fiscal Year Ended July 30, 2021**
> **Filed September 24, 2021**
> **Form 10-Q for the Fiscal Quarter Ended January 28, 2022**
> **Filed February 24, 2022**
> **File No. 1-25225**

Dear Mr. Pommells:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended January 28, 2022

Notes to Condensed Consolidated Financial Statements
9. Net Income Per Share and Weighted Average Shares, page 16

1. You state that the convertible senior notes have been excluded from the computation of diluted earnings per share since the conversion price of the convertible senior notes exceeded the average market price of your common stock. Please provide us with an analysis supporting your accounting and tell us how you considered ASC 260-10-45-44 in reaching your conclusion.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ta Tanisha Meadows at (202) 551-3322 or Joel Parker at (202) 551-3651 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Kara Jacobs, Vice President and Corporate Controller